

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2012

Via E-mail
Joseph M. Fortunato
Chief Executive Officer
GNC Holdings, Inc.
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222

     Re: GNC Holdings, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed February 27, 2012
             Response dated October 16, 2012
             File No. 1-35113

Dear Mr. Fortunato:

     We have reviewed your response dated October 16, 2012 and have the following additional comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 15. Exhibits, Financial Statement Schedules, page 112

(3) Exhibits, page 114

1. We reviewed your response to comment 2 and the amendment filed October 17, 2012. We note that your Registration Statement No. 333-173578 on Form S-8 and Registration Statement No. 333-183188 on Form S-3ASR appear to rely on incorporation by reference to remain current. Please provide us with your analysis as to what impact, if any, your failure to timely file the consent has had on your ability to keep the aforementioned registration statements current. In doing so, please tell us whether any offers and sales were made pursuant to the prospectuses in the registration statements since you filed your annual report on February 27, 2012. Please refer to Section 10(a)(3) of the Securities Act of 1933, as amended, as well as Rules 427 and 439 thereunder.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief